For Immediate Release

Bell Canada announces redemption price for Series M-32 debentures due September 2016

MONTRÉAL, March 28, 2016 – Bell Canada announced on March 18, 2016 that it would redeem on March 31, 2016 (the “Redemption Date”), prior to maturity, all of its outstanding $500,000,000 principal amount of 5.41% Debentures, Series M-32, due September 26, 2016 (the “Series M-32 Debentures”). Today, Bell Canada has determined the redemption price payable for the Series M-32 Debentures on the Redemption Date, according to the terms of such debentures.

The redemption price for the Series M-32 Debentures must be equal to the greater of the “Canada Yield Price” and the principal amount of the Series M-32 Debentures, together in each case with accrued and unpaid interest up to, but excluding, the Redemption Date. The “Canada Yield Price”, calculated today in accordance with the terms of the Series M-32 Debentures, is $1,021.950 per $1,000 of principal amount. Accordingly, the Series M-32 Debentures will be redeemed on the Redemption Date at a price equal to $1,021.950 per $1,000 of principal amount of debentures plus $0.741 for accrued and unpaid interest up to, but excluding, the Redemption Date.

About Bell
Bell is Canada’s largest communications company, providing consumers and business customers with wireless, TV, Internet, home phone, small business and enterprise communications services. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, digital and out of home media. Bell is wholly owned by Montréal’s BCE Inc. (TSX, NYSE: BCE). For more information, please visit Bell.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Jean Charles Robillard
(514) 870-4739
jean—charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos
(514) 870-4619
thane.fotopoulos@bell.ca

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